FORM 6-K
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2022
Commission File Number: 001-40394
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Similarweb Ltd.
(Translation of registrant’s name into English)
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33 Yitzhak Rabin Rd.,
Givatayim 5348303, Israel
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

EXHIBIT INDEX

On August 9, 2022, Similarweb Ltd. will hold a conference call regarding its financial results for the second quarter ended June 30, 2022. A copy of the related press release is furnished as Exhibit 99.1 hereto.

Exhibit 99.1, other than the portions of Exhibit 99.1 under the caption "Financial Outlook", is hereby expressly incorporated by reference into the registrant’s registration statement on Form S-8 filed with the Securities and Exchange Commission on April 15, 2022 (File no. 333-264307) and on May 20, 2021 (File No. 333-256324).

Exhibit No.	Description

99.1	Press Release of Similarweb Ltd., dated August 9, 2022
99.2	Shareholder letter, dated August 9, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Similarweb Ltd.

Date: August 9, 2022	By:	/s/ Jason Schwartz
Jason Schwartz Chief Financial Officer